Exhibit 21.1

SUBSIDIARIES OF SMALL BUSINESS ISSUER:

The following are significant subsidiaries of Park Place Energy Corp, as of December 31, 2013 and the states or jurisdictions in which they are organized. Except as otherwise specified, in each case Park Place Energy Corp. owns, directly or indirectly, 100% of the voting securities of each subsidiary. No names of any particular subsidiaries have been omitted because, considered in the aggregate as a single subsidiary, they would not constitute, as of the end of the year covered by this report, a “significant subsidiary” as that term is defined in Rule 1-02(w) of Regulation S-X under the Securities Exchange Act of 1934.

Name of Subsidiary	State or Jurisdiction of Entity

BG Explorations EOOD	Bulgaria